UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

Re: WeShop Holdings Ltd
Registration Statement on Form F-1
Filed September 15, 2025
File No. 333-290275

Dear Paul Ellerbeck:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note your disclosure that "On March 21, 2024, we sold an aggregate of the equivalent of 12,000 Class A ordinary shares to investors in a private placement, at a price of the equivalent of £5.06 per Class A ordinary share or approximately $6.40 at the spot rate of exchange on that date." Please revise to include sales prices in more recent private transactions (including high and low sales prices), if applicable.

Management
Performance Incentive Grants, page 79

2. Please revise your disclosure here and elsewhere as applicable to discuss briefly but in greater detail the meaning of "company value" in connection with the Performance Incentive Grants, that is, by what method or reference point will these valuation targets be measured. In this regard, we note your disclosure laying out the award of stock options contingent upon achievement of certain company valuation targets and that all options are exercisable at a stock price of $2.41. Additionally, please expand your discussion to state the required service conditions (e.g., terms or otherwise) for each party, respectively. We note that it does appear that you have entered into any employment agreements with your directors or officers. Last, please revise your Risk Factors as appropriate to reflect these potential awards and any dilutive impacts. We note your risk factor beginning "You may be diluted by future issuances of preferred shares or additional Class A ordinary shares..." on page 18.

Principal Shareholders, page 82

3. Please revise this table for consistency with your Registered Shareholders table. For example, it appears John Foley has voting control over the shares owned by FFIH Limited, representing 9.22% of the outstanding Class A Ordinary Shares, yet those shares are not reflected in Mr. Foley's ownership in this table. Also include the shares held by Max Capital Limited, over which Mr. Foley exercises voting control.

General

4. In the appropriate places throughout your filing, revise to more explicitly state, if true, that Class A shares will be automatically issued to WePoints holders at the end of the fifth quarter following the date of a transaction without any further action by such holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler